October 26, 2010

Re:          First Wind Holdings Inc. (the “Company”)

Registration Statement on Form S-1

Registration No. 333-152671

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Dear Sir/Madam:

In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on October 27, 2010 or as soon thereafter as is practicable.  This letter withdraws and replaces the undersigned’s letter of October 25, 2010 requesting such acceleration.  By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

We hereby acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

First Wind Holdings Inc.

By:	/s/ Paul H. Wilson, Jr.
	Name:	Paul H. Wilson, Jr.
	Title:	Executive Vice President,
General Counsel and
Secretary

[Acceleration Request]